FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 2, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

RBS COMPLETES SALE OF RBS SEMPRA COMMODITIES METALS, OIL AND EUROPEAN ENERGY BUSINESSES TO J.P. MORGAN

The Royal Bank of Scotland Group plc (RBS) has completed the previously announced sale by RBS Sempra Commodities (RBSSC) of its Metals, Oil and European Energy business lines to J.P. Morgan. These activities were acquired by J.P. Morgan for a total cash consideration of USD1.6 billion, post interim distributions of which RBS's share is approximately 47%.

Along with JV partner, Sempra Energy, an active sales process is underway for RBSSC's remaining North American Power and Gas, and Sempra Energy Solutions business lines. Clients of these businesses continue to be fully supported by RBSSC.

For media enquiries:

Piers Townsend +44 (0) 207 085 7771

For Investor Relations enquiries please contact:

Richard O'Connor + 44 (0) 207 672 1758
Alexander Holcroft +44 (0) 207 672 1982

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   2 July 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary